# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIRGAIN, INC., CIK 0001272842
CUSIP: 00938A104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3611 Valley Centre Drive, Suite 150, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 03/19/2026
Filed by CIK 0002120220
Persons authorized to receive notices and communications: Timothy O'Connell, 400 Dorla Court, Box 12187, Zephyr Cove, Nevada (NV), 89448, (702) 807-7858

## Reporting persons
- Timothy O'Connell (CIK 0002120220): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 332,100; sole dispositive power 0; shared dispositive power 332,100; aggregate amount beneficially owned 332,100 (2.7% of the class)
  Comment: (1) Percentage calculated based on 12,223,892 shares of common stock, par value $0.0001 per share, outstanding as of February 19, 2026, as reported in the Annual Report on Form 10-K filed by Airgain, Inc. for the fiscal year ended December 31, 2025.
- Haluk L. Bayraktar: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 398,036; shared voting power 0; sole dispositive power 398,036; shared dispositive power 0; aggregate amount beneficially owned 398,036 (3.3% of the class)
  Comment: (1) Percentage calculated based on 12,223,892 shares of common stock, par value $0.0001 per share, outstanding as of February 19, 2026, as reported in the Annual Report on Form 10-K filed by Airgain, Inc. for the fiscal year ended December 31, 2025.
- Emre Aciksoz: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 230,239; shared voting power 0; sole dispositive power 230,239; shared dispositive power 0; aggregate amount beneficially owned 230,239 (1.9% of the class)
  Comment: (1) Percentage calculated based on 12,223,892 shares of common stock, par value $0.0001 per share, outstanding as of February 19, 2026, as reported in the Annual Report on Form 10-K filed by Airgain, Inc. for the fiscal year ended December 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AIRGAIN, INC.
Address of issuer's principal executive offices: 3611 Valley Centre Drive, Suite 150, San Diego, California (CA), 92130
Comment: This statement on Schedule 13D (this "Statement") relates to the shares of common stock, $0.0001 par value per share (the "Common Stock"), of Airgain, Inc., a Delaware corporation (the "Issuer"). The address of the principal offices of the Issuer is 3611 Valley Centre Drive, Suite 150, San Diego, CA 92130.

## Item 2. Identity and Background
Name of person filing:
(i) Timothy O'Connell, an individual and citizen of the United States of America, with a principal business address of 400 Dorla Court, Box 12187, Zephyr Cove, NV 89448, is principally engaged in the business of investing.

(ii) Haluk L. Bayraktar, an individual and citizen of Turkey, with a principal business address of Orhangazi Mahallesi Hadimkoy-istanbul Caddesi No: 258, Esenyurt, Istanbul, Turkey 34538, whose principal business is to serve as Chief Executive Officer of Baykar Technologies.

(iii) Emre Aciksoz, an individual and citizen of Turkey, with a principal business address of 1540 Ben Roe Dr., Los Altos, CA 94024, is principally engaged in the business of investing.
Residence or business address:
(i) Timothy O'Connell, an individual and citizen of the United States of America, with a principal business address of 400 Dorla Court, Box 12187, Zephyr Cove, NV 89448, is principally engaged in the business of investing.

(ii) Haluk L. Bayraktar, an individual and citizen of Turkey, with a principal business address of Orhangazi Mahallesi Hadimkoy-istanbul Caddesi No: 258, Esenyurt, Istanbul, Turkey 34538, whose principal business is to serve as Chief Executive Officer of Baykar Technologies.

(iii) Emre Aciksoz, an individual and citizen of Turkey, with a principal business address of 1540 Ben Roe Dr., Los Altos, CA 94024, is principally engaged in the business of investing.
Present principal occupation or employment:
(i) Timothy O'Connell, an individual and citizen of the United States of America, with a principal business address of 400 Dorla Court, Box 12187, Zephyr Cove, NV 89448, is principally engaged in the business of investing.

(ii) Haluk L. Bayraktar, an individual and citizen of Turkey, with a principal business address of Orhangazi Mahallesi Hadimkoy-istanbul Caddesi No: 258, Esenyurt, Istanbul, Turkey 34538, whose principal business is to serve as Chief Executive Officer of Baykar Technologies.

(iii) Emre Aciksoz, an individual and citizen of Turkey, with a principal business address of 1540 Ben Roe Dr., Los Altos, CA 94024, is principally engaged in the business of investing.
Criminal convictions in the last five years: None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
(i) Timothy O'Connell, an individual and citizen of the United States of America, with a principal business address of 400 Dorla Court, Box 12187, Zephyr Cove, NV 89448, is principally engaged in the business of investing.

(ii) Haluk L. Bayraktar, an individual and citizen of Turkey, with a principal business address of Orhangazi Mahallesi Hadimkoy-istanbul Caddesi No: 258, Esenyurt, Istanbul, Turkey 34538, whose principal business is to serve as Chief Executive Officer of Baykar Technologies.

(iii) Emre Aciksoz, an individual and citizen of Turkey, with a principal business address of 1540 Ben Roe Dr., Los Altos, CA 94024, is principally engaged in the business of investing.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b). If the Reporting Persons are deemed to have formed a group, the group could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate of 960,375 shares of Common Stock or 7.9% of the issued and outstanding shares of Common Stock of the Issuer; however, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Person. The aggregate purchase price of the 960,375 shares of Common Stock acquired was approximately $4,636,451.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Stock because they believe the shares are materially undervalued and represent an attractive investment opportunity. The Reporting Persons believe that the Issuer's Board of Directors (the "Board") has been highly ineffective at creating any sustainable shareholder value since the shares of Common Stock have become publicly traded on August 12, 2016 (the "IPO"). To illustrate, as of March 18, 2026, the Issuer's stock price has declined more than 50% from its IPO price of $8.00 per share, with no dividends or distributions paid to shareholders in the Issuer's entire public-company history. Further, the ongoing lack of scale in the Issuer's business, combined with its highly inefficient public-company structure, leaves shareholders at serious risk of even further value degradation.

The Reporting Persons believe the Issuer's business is significantly more valuable to a strategic acquirer than its current public market valuation. The Reporting Persons estimate that the Issuer's shareholders could receive approximately $11 to $13 per share in a sale of the Issuer. This sale valuation estimate is based on the Issuer's consensus analyst forecasted sales of approximately $56 million for fiscal year 2026, gross margins averaging approximately 44% on its products, a conservative two-times multiple of revenues valuation by a strategic acquirer for its core antenna business, and an incremental valuation of at least $25 million for its recently launched Lighthouse product.

The Reporting Persons do not have confidence that the Issuer's current Board will engage an investment bank in a timely manner to run a formal strategic alternatives review process. The Reporting Persons intend to engage with the Issuer's management and Board regarding these views and may seek to replace current members of the Board with candidates committed to an expedited return of shareholder capital through a sale of the Issuer or other value-maximizing transaction. The Reporting Persons expect to engage with other shareholders of the Issuer regarding their proposed plans.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference in this Item 5. As of the date hereof the Reporting Persons beneficially own an aggregate of 960,375 shares of the Issuer's Common Stock, representing 7.9% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b), in which case each of the Reporting Persons could be deemed to beneficially own all the shares of Common Stock held by the other Reporting Persons; however, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).
Transactions in the class effected during the past sixty days: Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Exhibit 1 hereto and is incorporated herein by reference. All of the transactions listed in Exhibit 1 were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons' discussions of their views about the Issuer may result in the Reporting Persons being deemed to be acting together for the purpose of acquiring, holding, voting or disposing of the Issuer's securities for purposes of Rule 13d-5(b). Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following documents are filed as exhibits:

1 Schedule of Transactions by the Reporting Persons
2 Joint Filing Agreement

## Signatures
- Timothy O'Connell: /s/ Timothy O'Connell, Timothy O'Connell (03/19/2026)
- Haluk L. Bayraktar: /s/ Haluk L. Bayraktar, Haluk L. Bayraktar (03/19/2026)
- Emre Aciksoz: /s/ Emre Aciksoz, Emre Aciksoz (03/19/2026)